July 29, 2016

Valvoline Inc.

Registration Statement on Form S-1

File No. 333-211720

Dear Mr. Slivka:

Valvoline Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-211720) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s response to the comments contained in your letter dated July 20, 2016 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 2 and four copies that are marked to show changes from Amendment No. 1 to the Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

Use of Proceeds, page 35

1.	Please note that once you have included completed pro forma information and related disclosures we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X, as well as the transparency of disclosure relating to your use of proceeds and pro forma capitalization.

The Company acknowledges that the Staff will require time to review the pro forma information and related disclosures. The Company expects to provide such information and materials in the next amendment, together with updated historical financial information through the nine months ended June 30, 2016.

Management’s Discussion and Analysis, page 52

Results of Operations – Combined Review, page 57

Non-GAAP Performance Metrics, page 57

2.	We have read your response to comment 12 in our letter dated June 27, 2016. Please expand your disclosure to quantify the actual and expected returns on pension plan assets you discuss on page 58 or to include a cross-reference to the page(s) where the information can be located.

The Company acknowledges the Staff’s comment and has revised and included a cross-reference to the appropriate disclosure appearing on page 60 of Amendment No. 2 accordingly.

Executive Compensation, page 107

Summary Compensation Table, page 132

3.	We note your supplemental response to comment 14 of our letter dated June 27, 2016. Given that Ashland is spinning off its Valvoline segment, and that your named executive officers each providing services to Valvoline prior to the spin-off and will continue to provide similar services after the spin-off, we continue to believe that you should provide historical compensation disclosure for your named executive officers. Please revise your disclosure accordingly.

The Company respectfully submits its position that compensation information with respect to fiscal years 2013 and 2014 is not required under Item 402(c) of Regulation S-K or the Staff’s Compliance and Disclosure Interpretations (“C&DI”) 217.01 and 217.03. Instruction 1 to Item 402(c) provides that “[i]nformation with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” Because the Company was not a reporting company pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at any time during 2013 and 2014, and no compensation information with respect to those years were previously required to be provided by the Company in response to a Commission filing requirement, the Company respectfully reiterates its conclusion that historical compensation disclosure is not required with respect to fiscal years 2013 and 2014.

C&DI 217.03 provides that where, as here, a subsidiary of a public company is going public, and where, as here with respect to certain officers, the officers of the subsidiary previously were officers of the parent, and in some cases all of the work that they did for the parent related to the subsidiary, the registration statement of the subsidiary would not (emphasis added) be required to include compensation previously awarded by the parent corporation. The Company is conducting an initial public offering (“IPO”) of approximately but less than 20% of its common stock and the Registration Statement relates solely to the IPO. The individuals expected to be executive officers of the Company who are not new to Ashland were historically employees of Ashland, not the Company, and were compensated by Ashland. The compensation paid by Ashland with respect to prior fiscal years is not necessarily indicative of the compensation that the Company will pay following the completion of its IPO. Under such circumstances, pursuant to the Staff’s guidance in C&DI 217.03, the Company would start reporting executive compensation as of the IPO date. The Company has nonetheless provided one year of historical compensation disclosure because it believes that (1) providing one fiscal year of disclosure is consistent with Instruction 1 to Item 401(c) and (2) some prospective investors may find it useful. The Company respectfully submits that C&DI 217.03 would support providing even less compensation disclosure than the Company is providing.

The Company respectfully submits that, because the Company is registering its common stock with the Commission for purposes of its IPO, and not a spin-off, C&DI 217.01 is not applicable. Although Ashland intends to effect a spin-off of its remaining shares in the Company, it is not obligated to do so, and any such “second-step spin-off” likely would not take place for at least six months after the IPO. As a result, because the Company’s fiscal year ends on September 30, any such second-step spin-off would occur after the Company has filed its first Annual Report on 10-K and proxy statement and additional compensation disclosure has been provided to shareholders. The Company’s Registration Statement on Form S-1 relates only to the IPO and not to any such second-step spin-off. Nonetheless, even if the Staff were to determine that C&DI 217.01 should apply by analogy, the Company respectfully submits that C&DI 217.01 also supports the Company’s position that historical compensation disclosure is not required with respect to fiscal years 2013 and 2014. We interpret C&DI 217.01 to describe circumstances in which a spin-off should be treated like an IPO and Instruction 1 to Item 402(c) of Regulation S-K does apply with the result that three years of compensation disclosure would not be required. The C&DI states that, for purposes of spin-off transactions, the appropriate period for compensation disclosure is a facts and circumstances determination. Among the factors to be considered are whether the registrant was a reporting company or a separate division before the spin-off, as well as its continuity of management. For example, where before and after the spin-off the executive officers of the subsidiary were the same, provided the same type of services to the subsidiary and provided no services to the parent, C&DI 217.01 indicates that historical compensation disclosure likely would be required but that, by contrast, where the parent company spins off a newly formed subsidiary consisting of portions of several different parts of the parent’s business and having new management, it is more likely that the spin-off could be treated as the IPO of a new “spun-off” registrant. The Company respectfully submits that the application of the analysis set forth in C&DI 217.01 as applied to the Company’s circumstances supports the conclusion that the “spin-off” should be treated like an initial public offering for purposes of Item 402(c) of Regulation S-K disclosure and historical compensation disclosure for fiscal years 2013 and 2014 in the Registration Statement are not required.

First, although Ashland reports a Valvoline business segment, the Company’s business following the reorganization occurring in connection with the IPO will not be identical to the pre-IPO business of Ashland’s Valvoline business segment. The Company is a newly formed subsidiary of Ashland, with nominal assets and liabilities. In connection with the IPO, in addition to the assets and liabilities historically associated with Ashland’s Valvoline business segment, Ashland will transfer to the Company substantial assets and liabilities that are unrelated to Ashland’s Valvoline business segment, including certain tax, pension and other post-retirement plan liabilities and related assets. Forming the IPO company requires completing a series of complex internal reorganization transactions, which will result in a strategic and operational realignment of the Valvoline business.

Second, there is limited continuity of management. Mary E. Meixelsperger, the Company’s Chief Financial Officer, joined the Company as of June 20, 2016. Ms. Meixelsperger is not a historical Ashland employee and provided no prior services to Ashland or the Valvoline business. Other executive officers of the Company, who were historical employees of Ashland, will have materially different roles and responsibilities as officers of the Company following the IPO than their historical roles and responsibilities for the Valvoline business. For example, Samuel J. Mitchell, Jr., the Company’s Chief Executive Officer, who previously served as Senior Vice President of Ashland and President of Ashland’s Valvoline business segment, will be providing very different services to the Company as he will be responsible for leading multiple business segments and setting the strategic direction for a newly public company with a new capital structure and operational independence; Thomas Gerrald, who previously served as Senior Vice President, US Installer Channel, will become Senior Vice President, Core North America and oversee all North America sales and be responsible for the Core North America operations; Heidi Matheys, who previously served as Senior Vice President, Do-It-Yourself Channels, will become the Chief Marketing Officer and help lead the Core North America marketing team and other cross-organizational capabilities around customer experience for the Company; Julie O’Daniel, who previously served as Lead Commercial Counsel of Valvoline, will have substantially different duties as the General Counsel and Corporate Secretary. Accordingly, the roles and responsibilities these employees will provide for the Company will be significantly expanded and are not comparable to those previously provided to the Valvoline business.

For the reasons above, the Company respectfully submits its position that compensation information with respect to fiscal years 2013 and 2014 is not required under Item 402(c) of Regulation S-K even if the IPO is treated as being subject to the guidance in C&DI 217.01.

Please contact me at (859) 815-3333, Julie M. O’Daniel of Valvoline at (859) 357-7777 or Andrew J. Pitts of Cravath, Swaine & Moore LLP at (212) 474-1620 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

Ashland Inc.

/s/ Peter J. Ganz
Peter J. Ganz
Senior Vice President, General Counsel and Secretary

Craig Slivka

    Special Counsel

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Encl.

Copy w/encl. to:

Terence O’Brien

Tracie Mariner

David Korvin

    U.S. Securities and Exchange Commission

        Division of Corporation Finance

            100 F Street, N.E.

                Washington, D.C. 20549

Julie M. O’Daniel

    General Counsel

        Valvoline Inc.

            3499 Blazer Parkway

                Lexington, KY 40509

Andrew J. Pitts

    Cravath, Swaine & Moore LLP

        Worldwide Plaza

            825 Eighth Avenue

                New York, NY 10019

BY EDGAR; FEDEX